July 31, 2019

Leon Black
Chairman and Chief Executive Officer
Apollo Global Management LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

       Re: Apollo Global Management LLC
           PRE 14C
           Filed July 15, 2019
           File No. 001-35107

Dear Mr. Black:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services